Exhibit 1

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Canada Tel : 416 979-1991 Fax : 416 979-5893 www.denisonmines.com

May 9, 2014

VIA SEDAR

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

The Manitoba Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Prince Edward Island Securities Office

Securities Commission of Newfoundland and Labrador

The Toronto Stock Exchange

Denison Mines Corp.—Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual general meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Denison Mines Corp. (the “Corporation”) held on May 8, 2014. The matters voted upon at the Meeting and the results of the voting were as follows:

Item 1: Election of Directors

The eight nominees set forth in the Corporation’s 2014 Management Proxy Circular dated March 28, 2014 (the “Circular”) were elected as directors of the Corporation by majority vote cast. The matter was voted upon by ballot at the Meeting and the outcome of voting was as follows:

Nominee	Votes For	% For	Votes Withheld	% Withheld
John H. Craig	121,507,519	86.70	18,636,767	13.30
W. Robert Dengler	136,276,601	97.24	3,867,684	2.76
Brian D. Edgar	133,776,354	95.46	6,367,931	4.54
Ron F. Hochstein	126,635,892	90.36	13,508,393	9.64
Tae-hwan Kim	126,685,648	90.38	13,485,638	9.62
Lukas H. Lundin	125,781,889	89.75	14,632,396	10.25
William A. Rand	139,017,791	99.20	1,126,495	0.80
Catherine Stefan	137,637,588	98.21	2,506,698	1.79

Item 2: Appointment of Auditors

By majority vote cast, PricewaterhouseCoopers LLP was appointed auditor of the Corporation to hold office until the close of the next annual meeting of shareholders or until its successor is appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditor. Shareholders present in person or represented by proxy at the meeting voted as follows:

Votes For	% For	Votes Withheld	% Withheld
203,562,737	98.94	2,184,209	1.06

DENISON MINES CORP.

By:	(signed) Sheila Colman
Sheila Colman
General Counsel & Corporate Secretary

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